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212 450 4000
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WRITER'S DIRECT

212 450 6141
matthew.telford@dpw.com

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[redacted]

04035186

File No. 82-4939

July 1, 2004

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant information filed on the 29th of June about an agreement between CINTRA Concesiones de Infraestructuras de Transporte, S.A. (CINTRA), a subsidiary of GRUPO FERROVIAL, S.A., and Europistas C.E.S.A. (EUROPISTAS)

Which was furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Matthew Telford

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

File No. 82-4939

In compliance with the provisions of Article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

SIGNIFICANT INFORMATION

CINTRA Concesiones de Infraestructuras de Transporte, S.A. (CINTRA), a subsidiary of GRUPO FERROVIAL, S.A., and Europistas C.E.S.A. (EUROPISTAS) have reached an agreement for CINTRA to acquire from EUROPISTAS a 10% stake in Autopista del Sol C.E.S.A. (AUSOL), which holds the concessions for the Málaga-Estepona toll road (until 2046) and Estepona-Guadiaro toll road (until 2054), which together total more than 100 km.

Following this acquisition, CINTRA will own 85% of Ausol.

The acquisition price is 50 million euros plus CINTRA's 30% stake in the company Túneles de Artxanda CDB, S.A. As a result of this operation, EUROPISTAS will own 50% of Túneles de Artxanda.

Madrid, 29 June 2004

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.